<SEQUENCE>1
<FILENAME>e-7637.txt
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No._1_)*


                           iLinc Communications, Inc.
                         ------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                   26841E 10 7
                                 --------------
                                 (CUSIP Number)


                              Preston A. Zuckerman
                         4142 E. Thistle Landing Drive
                               Phoenix, AZ 85044
                                 (480) 759-1125
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 3, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                        -------------------
CUSIP NO. 26841E 10 7             SCHEDULE 13D               Page  2 of 5  Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Preston A. Zuckerman - SSN: ###-##-####
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     1,041,347
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     N/A
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       1,471,286
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     N/A
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,041,347
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.31%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                        -------------------
CUSIP NO. 26841E 10 7             SCHEDULE 13D               Page  3 of 5  Pages
---------------------                                        -------------------

ITEM 1. SECURITY AND ISSUER

     The title and class of equity securities to which this Statement relates is the common stock, $0.001 par value per share, (the "Common Stock") of iLinc Communications, Inc., a Delaware corporation ("EDT").

     The address of the principal executive offices of iLinc Communications, Inc. is 2999 N. 44th Street, Suite 650, Phoenix, AZ 85018.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule is filed on behalf of Preston A. Zuckerman (referred individually as "Reporting Person"). The names, residence or business address and principal occupation of the Reporting Person are set forth below. The Reporting Persons has not been convicted in a criminal proceedings (excluding traffic violations or similar misdemeanors) in the past five years. In the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Preston A. Zuckerman is a citizen of the United States.


REPORTING PERSONS         PRINCIPAL ADDRESS       PRINCIPAL OCCUPATION/BUSINESS
-----------------         -----------------       -----------------------------
Preston A. Zuckerman      4142 E Thistle Lndg Dr, Formerly  Sr. VP &
                          Phoenix, AZ 85044       Chief e-Learning Architect
                                                  EDT Learning, Inc.
                                                  2999 N. 44th Street
                                                  Phoenix, AZ 85018

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The shares acquired by Preston A. Zuckerman are part of the consideration paid to Mr. Zuckerman as a stockholder in Learning-Edge, Inc. which merged with EDT Learning, Inc. per the Plan of Reorganization and Agreement of Merger dated September 13, 2001.

---------------------                                        -------------------
CUSIP NO. 26841E 10 7             SCHEDULE 13D               Page  4 of 5  Pages
---------------------                                        -------------------

ITEM 4. PURPOSE OF TRANSACTION.

     The shares acquired by Preston A. Zuckerman are part of the consideration paid to Mr. Zuckerman as a stockholder in Learning-Edge, Inc. which merged with EDT Learning, Inc. per the Plan of Reorganization and Agreement of Merger dated September 13, 2001.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     The contents of the cover page of this Statement are incorporated into this
Item 5 for each Reporting Person. There has been one transaction, as identified below, within the last 240 days.

                                                                             WHERE AND
                                          AMOUNT OF                           HOW THE
                           DATE OF       SECURITIES     AVERAGE PRICE       TRANSACTIONS
IDENTITY OF PERSON       TRANSACTION      INVOLVED        PER SHARE         WERE EFFECTED
------------------       -----------      --------        ---------         -------------
Preston A. Zuckerman       03/31/04         159,245         $0.98         Transfer of Stock
                                                                          In cancellation of
                                                                          Debt.
Preston A. Zuckerman       04/19/04         272,728         $1.12         Transfer of Stock
                                                                          In cancellation of
                                                                          Debt.
Preston A. Zuckerman       05/27/04         250,000         $0.91         Sale of Stock

Preston A. Zuckerman       05/27/04         750,000         $0.865        Sale of Stock

Preston A. Zuckerman       05/28/04         233,088         $0.99         Transfer of Stock
                                                                          In cancellation of
                                                                          Debt.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Based on the knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any Reporting Persons and any other person with respect to any securities of iLinc.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     None

---------------------                                        -------------------
CUSIP NO. 26841E 10 7             SCHEDULE 13D               Page  5 of 5  Pages
---------------------                                        -------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: November 3, 2004             Preston A. Zuckerman



                                   By: Preston A. Zuckerman
                                       -----------------------------------------
                                       Preston A. Zuckerman